November 26, 2013

Mr. Mark Rakip

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 Street, NE Washington, DC 20549

Re:         First Hartford Corporation

               Item 4.02 Form 8-K

               Filed October 29, 2013

   File No. 0-8862

Dear Mr. Rakip:

             We hereby respond to the comments of the staff of Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission conveyed by letter dated November 14, 2013. For your convenience, we have incorporated the Staff’s comments into this response letter in italics and have provided Management’s responses below each comment.

Form 8-K filed October 29, 2013

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or

Completed Interim Review

1.      We note your response to prior comment 1 from our letter dated October 31, 2013.

a.    Regarding your investment in Cranston/BVT Associates Limited Partnership, please address the following:

                    i.    Please tell us who controls Cranston Brewery, LLC.  We note that Mr. Paolino is the managing member.  Please tell us what affiliation, if any, he or Cranston Brewery, LLC has to First Hartford Corporation;

Cranston Brewery, LLC is wholly-owned by Mr. Joseph R. Paolino Jr. and two Paolino family trusts. While First Hartford Corporation (FHC) and its subsidiaries and other entities in which FHC has a direct or indirect equity interest, has had business relationships over the years with Mr. Paolino directly or through entities in which he has direct or indirect equity interest, including the business relationships referred to in our prior response, neither Mr. Paolino nor Cranston Brewery, LLC is an affiliate of FHC, as neither Mr. Paolino nor Cranston Brewery, LLC controls, is controlled by, or is under common control with, FHC.

Mr. Mark Rakip Staff Accountant November 26, 2013 Page 2

ii.   Please provide definitive support detailing how you indirectly may be deemed to control the entire 2% general partnership interest given that you, through your investment in Brewery Parkade, Inc., own 50% of both Cranston Parkade, LLC and CP/BVT, Inc., with Cranston Brewery, LLC owning the remaining 50%; and

Cranston/BVT Associates Limited Partnership is owned by CP/BVT, Inc., as the 2% general partner.  Cranston Parkade, LLC, is the 98% limited partner of Cranston/BVT associates, LLC and wholly owns CP/BVT, Inc.

Cranston Parkade, LLC is owned 50% by Brewery Parkade, Inc., a wholly owned entity of First Hartford Corporation, and 50% by Cranston Brewery, LLC.

The LLC Agreement of Cranston Parkade, LLC defines Brewery Parkade, Inc. as the Manager.  As Manager, Brewery Parkade, Inc. has “full, exclusive, and complete discretion, power and authority...to manage, control, administer, and operate the business of the Company”.  Cranston Brewery, LLC does not have any substantive participating rights nor does it have the right to remove Brewery Parkade, Inc. as Manager without Brewery Parkade, Inc.’s approval. Based on these facts First Hartford Corporation, through its investment in and as sole owner of Brewery Parkade, Inc., controls the 2% general partnership interest in CP/BVT Associates, LLC.

iii.  It is unclear how the limited partners “do not appear” to have substantive participating rights and/or substantive kick-out rights.  Please definitively detail whether or not such rights are present in determining that you are required to consolidate Cranston/BVT Associates Limited Partnership.

Our response to question 1.a.ii. above supplements our previous response.  That is, Cranston Brewery, LLC does not possess substantive participating rights or substantive kick-out rights, which provides clarity as to why First Hartford Corporation, through its wholly owned entity, Brewery Parkade, Inc., controls CP/BVT Associates, LLC.

            b.   Regarding your investment in CP Associates, LLC, please address the following:

i.    Please tell us what ability you, via your ownership in Brewery Parkade, Inc., have in removing Paolino Management, LLC as property manager;

Mr. Mark Rakip Staff Accountant November 26, 2013 Page 3

The LLC Agreement of CP Associates, LLC defines Brewery Parkade, Inc. as the Manager.  As Manager, Brewery Parkade, Inc. has the “full, exclusive, and complete discretion, power and authority...to manage, control, administer, and operate the business of the Company”.  Included in the list of rights afforded to Brewery Parkade, Inc. under the LLC Agreement is the right to “enter into agreements and contracts in connection with the Company’s business” without the consent of Cranston Brewery, LLC.  Brewery Parkade, Inc. can therefore remove Paolino Management, LLC at its sole discretion and without the consent of Cranston Brewery, LLC and contract with another property manager to operate the Property.

ii.   Please tell us why you believe that the rights of Paolino Management LLC under the property management agreement are not substantive.  In your analysis, please address that as managing member you are restricted from undertaking any significant economic activities without the consent of the other member, and how this was considered in your analysis; and

To supplement our previous response, the rights of Paolino Management, LLC are not substantive participating rights or substantive kick-out rights.  At the sole direction of Brewery Parkade, LLC, Paolino Management, LLC provides property management services.  Paolino Management, LLC does not have any or legal control over CP Associates, LLC.  The rights of Paolino Management, LLC as property manager under the property management agreement are normal and customary rights of a property management firm to which property management services have been outsourced and are provided only in its capacity as property manager. As discussed above, Brewery Parkade, Inc., as the sole Manager of CP Associates, has exclusive right and discretion to terminate the property manager. Likewise, the sole authority to operate the business of CP Associates LLC, as between the two members and equity interest holders of CP Associates LLC, is vested under the LLC Agreement exclusively with Brewery Parkade Inc. as sole Manager.

iii. It is unclear how the limited partners “do not appear” to have substantive participating rights and/or substantive kick-out rights.  Please definitively detail whether or not such rights are present in determining that you are required to consolidate CP Associates, LLC.

In order to clarify our previous submission, Brewery Parkade, Inc. controls the activities of CP Associates, LLC.  Per the LLC Agreement of CP Associates, LLC, Brewery Parkade, Inc. is defined as the Manager and has “full, exclusive, and complete discretion, power and authority...to manage, control, administer, and operate the business of the Company”.  Cranston Brewery, LLC does not have any substantive participating rights under the LLC Agreement to act on behalf of Cranston Parkade, LLC nor does it have the right to remove Brewery Parkade, Inc. as Manager without Brewery Parkade, Inc.’s approval.

              c.   Regarding your investment in Trolley Barn Associates, LLC, please address the following:

i.   Please detail how you determined you are the managing member of Trolley Barn Associates, LLC given your 50% membership interest and that the other 50% interest holder is the property manager;

Mr. Mark Rakip Staff Accountant November 26, 2013 Page 4

In order to clarify our previous submission, the LLC Agreement of Trolley Barn Associates, LLC defines Brewery Parkade, Inc. as the Manager.  As Manager, Brewery Parkade, Inc. has the “full, exclusive, and complete discretion, power and authority...to manage, control, administer, and operate the business of the Company”.  Cranston Brewery, LLC does not have any substantive participating rights under the LLC Agreement to act on behalf of Trolley Barn Associates, LLC nor does it have the right to remove Brewery Parkade, Inc. as Manager without Brewery Parkade, Inc.’s approval.

ii.  Your use of “if applicable” in determining whether or not you consolidate Trolley Barn Associates, LLC pursuant to ASC Topic 810-20 is unclear, given that you have determined that such investment is in a variable interest entity.  Please advise; and

Since we have determined that Trolley Barn Associates, LLC is a variable interest entity it was therefore not appropriate for us to include “If applicable.” as it is irrelevant to the analysis.

iii. Please provide to us additional information supporting your conclusion that you are the primary beneficiary of Trolley Barn Associates, LLC, including how expected losses and residual returns are allocated among each membership interest holder, and whether such absorption of losses/receipt of benefits is proportionate to your membership interests.

We have determined that Trolley Barn Associates, LLC is a variable interest entity due to the fact that its total equity at risk is not sufficient to permit the entity to finance its activities without additional financial support.  At the date of formation of Trolley Barn Associates, LLC there was no equity at risk.

We have further determined that Brewery Parkade, Inc. (which is wholly owned by FHC) is the primary beneficiary of Trolley Barn Associates, LLC.   In accordance with the LLC Agreement of Trolley Barn Associates, LLC, Brewery Parkade, Inc. is defined as the Manager and as such has “full, exclusive, and complete discretion, power and authority...to manage, control, administer, and operate the business of the Company”.  Cranston Brewery, LLC does not have any substantive participating rights under the LLC Agreement to act on behalf of Cranston Parkade, LLC nor does it have the right to remove Brewery Parkade, Inc. without Brewery Parkade, Inc.’s approval.  We have also determined that Brewery Parkade, Inc. has the obligation to absorb losses of Trolley Barn Associates, LLC and has the right to receive benefits of Trolley Barn Associates, LLC that could be potentially significant to Trolley Barn Associates, LLC due to our 50% ownership interest in Trolley Barn Associates, LLC.

Mr. Mark Rakip Staff Accountant November 26, 2013 Page 5

Alternatively, if Trolley Barn Associates, LLC was not considered to be a variable interest entity, First Hartford Corporation, through Brewery Parkade, Inc., would still consolidate Trolley Barn Associates, LLC under Accounting Standards Codification Topic 810-20, Consolidation, Control of Partnerships and Similar Entities.  Brewery Parkade, Inc. is the Manager of Trolley Barn Associates, LLC and as such has “full, exclusive, and complete discretion, power and authority...to manage, control, administer, and operate the business of the Company”.  Cranston Brewery, LLC does not have any substantive participating rights under the LLC Agreement to act on behalf of Cranston Parkade, LLC nor does it have the right to remove Brewery Parkade, Inc. without Brewery Parkade, Inc.’s approval.

              d.   Regarding your investment in Hartford Lubbock Parkade LLP, please address the following:

i.    Please tell us the “important decisions” that Lubbock Parkade, Inc. makes based on its majority ownership.  Further, tell us how such decisions differ, and support how you as general partner make “certain important decisions and direct[s] substantially all of the activities” of Hartford Lubbock Parkade LLP; and

Mr. Neil Ellis, the Chief Executive Officer and principal stockholder of First Hartford Corporation, is also the owner of Lubbock Parkade, Inc., the 98.01% limited partner in Hartford Lubbock Parkade LLP.  The 1.99% general partner interest is owned by First Hartford Corporation through its wholly owned subsidiary Parkade Center, Inc.

In our previous submission we were not clear with respect to which entity actually controls Hartford Lubbock Parkade LLP based upon Neil Ellis’ role as Chief Executive Officer of First Hartford Corporation and his limited partnership ownership interest in Lubbock Parkade, Inc.

The LLP agreement of Hartford Lubbock Parkade LLP indicates that the “General Partner shall have full, exclusive and complete discretion in the management and control of the affairs of the Partnership for the purposes stated herein and shall make all decisions affecting Partnership affairs.”  In addition it states that the Limited Partner “shall not take part in the management of the business of the Partnership or transact any business for the Partnership.”

Based upon the facts above Parkade Center, Inc., as General Partner directs all of the activities of Hartford Lubbock Parkade LLP.

ii.   It is unclear how Lubbock Parkade, Inc. as limited partner “does not appear” to have substantive participating or kick-out rights.  Please definitively detail whether or not such rights are held by Lubbock Parkade, Inc. in supporting your position that you are required to consolidate Hartford Lubbock Parkade LLP.

As noted above, Lubbock Parkade, Inc. has no right to take part in the management of Hartford Lubbock Parkade LLP, nor can it remove Parkade Center, Inc. as the General Partner of Hartford Lubbock Parkade LLP.

2.        We note your response to prior comment 3.  Please provide additional detail regarding your plan to prepare and file amended financial information for the affected periods, including the involvement, if any, of your prior registered independent public accounting firm.

Mr. Mark Rakip Staff Accountant November 26, 2013 Page 6

We are in the process of restating our fiscal 2012 and 2013 financial statements, including assembling the information required for the consolidation of these entities referred to above for the 2012 and 2013 annual and interim periods indicated in our prior response. Although we intend to proceed promptly, we are unable at this time to estimate when this process and the restatement is expected to be completed. At this time we do not expect our prior registered independent public accounting firm to be actively involved in the restatement process.

                       The undersigned acknowledges: FHC is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and FHC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States of America.

                       If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (860)646-6555.

Sincerely,

/s/ Stuart I. Greenwald

Stuart I. Greenwald
Treasurer